UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE


Mail Stop 3561
								February 3, 2006

Dr. Gerald Carlson, President
Golden Aria Corp.
#500 - 625 Howe Street
Vancouver BC V6C 2T6

Re:	Golden Aria Corp.
Registration Statement on Form SB-2
Filed January 10, 2006
File No. 333-130934

Dear Dr. Carlson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You utilize a significant amount of technical terminology that the average investor is not likely to be familiar with. Please revise your filing to define technical terms through the context of your discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

Prospectus Cover Page
2. Please revise the first paragraph and specifically the fifth sentence to simply state the price of your shares. The reference to the price until you are quoted on the OTCBB inappropriately implies the shares will be ultimately quoted. Please be aware that an issuer does not apply to "list" its common stock on the OTC Bulletin Board. Rather, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Also revise throughout the remainder of the prospectus accordingly. See, for example, "The Offering" on page 6, "Determination of Offering Price" on page 13, etc.
3. Please eliminate the last two sentences from the first paragraph. This information is neither required by Item 501 of Regulation S-B nor key to an investment decision

Glossary, page 4
4. Resources may not be disclosed in SEC filings. Please restrict your definition of reserves to only proven and/or probable reserves, as described by Industry Guide 7. Only those measures of reserves, as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X are permitted in filings with the SEC. All other descriptions of reserves are not allowed. Industry Guide 7 may be found on the SEC website at the following address: www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7.
5. Your reserve and resource definitions appear to be more appropriate for a Canadian incorporated entity. Canadian incorporated companies may disclose mineral reserve and mineral resource estimates that are not consistent with those defined in Industry Guide 7. However, they still must disclose those reserve estimates consistent with Industry Guide 7 and reconcile the two reserve estimates. Additionally, Canadian and Industry Guide 7 definitions for mineral reserves are substantially different. Generally, reserves should be based on the following:

* A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
* A historic three-year average price is to be used in any reserve or cash flow analysis to designate reserves.
* To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Please revise your definitions accordingly.
6. Please remove the penultimate sentence of this section on page 6. The defined entities should be clear from their context. Also remove defined terms elsewhere in your document where their meaning is clear from the context.

Prospectus Summary, page 6
7. Delete the mitigating language in the second and third sentences. The summary is to include the material aspects of the offering.

Our Business, page 6
8. Please revise the fourth and fifth sentences in the first paragraph to state more concisely, if true, that since inception, you have been engaged in the business of exploring for gold in the Eureka County, Nevada property where you have acquired a mining interest. We note that you have not conducted any development operations since inception.
9. Please modify the last sentence in the first paragraph to indicate that you will continue your exploration activities in 2006 and beyond, provided you have the financial resources to do so.
10. To provide balance, please expand the second paragraph to state that you do not currently have sufficient funds for intended corporate and exploration activities in the period beyond 12 months.
11. Expand this section to clearly state that you do not have any full time employees and that management devotes only a small percentage of their time to the affairs of the company, that management is solely located in non-US locations and that one or more of management has potential conflicts of interest in their other activities.

The Offering, page 6
12. Please add a separate paragraph that briefly explains how the absence of a public market for the common shares impacts share liquidity.

Risk Factors, page 7
13. Please generally review your risk factor captions to ensure they do not merely state facts, but rather describe the risk in concrete terms. Also, please avoid the generic conclusion that a particular risk would "adversely affect" your business or revenues. Revise, for example, the captions to risk factors 2, 4, 6, 7, 8, 12, 13, 14 and 15.
14. We note several of your risk factors include language that appears to mitigate the risk. For example, risk factor 4 includes:
a. "While the Company has obtained satisfactory title reports on all of the properties in which it has or may acquire an interest,"
b. "However, the Company does not consider that the invalidity of any such claims will materially affect the exploration potential of the remainder of such properties."
c. "While title to the properties has been diligently investigated and, to the best of the Company`s knowledge, title to all properties in which it has, or has the right to acquire, an interest is in good standing, "

Risk factor 8 includes:
* "Golden Aria believes that it currently complies with existing environmental and mining laws and regulations affecting its operations."
* "While there are no currently known proposed changes in these laws or regulations,"

Please review your risk factors generally to eliminate language that mitigates the risks discussed.

Business, page 14
15. Include an explanation for the $0 monthly rent of the business offices leased from Business First Formations Inc.
16. We note that your business offices are leased from Business First Formations Inc. on a month-to-month basis and your monthly rental is $0. The financial statements should reflect the cost of doing business. Please advise or revise the financial statements to reflect the fair value of the space provided, at no cost, as a capital contribution with a corresponding charge to the appropriate expense. See SAB Topic 1:B(1) and 5:T.
17. Include an explanation as to how the terms for the agreement with Miranda were determined. In this regard, update the information to indicate whether you have met all the requirements to date.

Location and Access, page 17
18. Please insert a small-scale map showing the location and access to the property, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.
19. For the property, please provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location, means of access to the property, and transportation from the property.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* Status of information developed by previous exploration programs.
* The source of power and water that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

History, page 18
20. Please describe concisely, in a general manner, the information developed by previous exploration programs. Describe the general amount, detail, quality, and possible deficiencies of this information. Describe the purpose and objective of the geologic mapping and geophysical survey work in relation to the existing 81 drill holes on the property.

Why the Property was Chosen, page 20
21. The second paragraph of this section refers to mines and other mineral properties that exist in the area of the company`s property. This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Please remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on the company`s property.

Our Proposed Exploration Program, page 20
22. Please briefly explain "lithologies."
Competitive Factors, page 21
23. We note that you indicate all major companies have had a small or at least modest beginning. We find this comment to be unsubstantiated and inappropriate, please remove.
24. We note that you indicate you will be able to sell any gold that you are able to recover. Please substantiate your comment or remove.

Employees and Employment Agreement, page 22
25. We note that you currently have three directors, Gerald Carlson, President, Diane Rees, CFO and Chris Bunka, CEO but only Gerald Carlson is included within this caption and only Gerald Carlson has a contract. If this is correct, please revise the caption to only read Employment Agreements or include Diane Rees and Chris Bunka.

Management`s Discussion and Analysis, page 23
26. You indicate that your intent is to continue your exploration programs into 2006 and beyond with one or more drilling programs. Please enhance your disclosure to provide a more in-depth discussion of these programs including the details of your expected spending over the next 12 months.
27. Please define, either in the glossary or in the text of the MD&A, the term field season.
28. Please confirm the company`s year-end. The text within MD&A implies your Company`s fiscal year-end is August 31. The financials are dated August 31. The Company`s by-laws, exhibit 3, indicate a fiscal year-end of June 30. If the discrepancy is an error please revise the appropriate documents.
29. The MD&A discussion on page 23 refers to expenditures made during the period ending September 30. We believe the MD&A discussion should differentiate between expenditures made during the fiscal year-end determined and in subsequent periods.

Business Experience, page 24
30. If one or more of your directors serves as a director of other similar companies involved in mineral exploration, and properties may be offered to both you and these other companies, or if these other companies may participate in the same properties as those in which you have an interest, one or more of your directors may have a conflict of interests. Disclose how you propose to resolve these potential conflicts of interest, and provide a risk factor that outlines possible conflicts of interests, and possible adverse consequences of these conflicts of interest.

Executive Compensation, page 25
31. We note Mr. Gerald Carlson`s consulting agreement, attached to your registration statement as exhibit 10, discloses a compensation of $2,000 per month. Please advise us as to how you arrived at the $9,046 presented in the compensation table.
32. It is disclosed on page 26, Executive Compensation, that officers Chris Bunka and Diane Rees are not currently compensated. The financial statements should reflect the cost of doing business.
Please advise or revise the financial statements to reflect the fair value of the services provided by the officers as a capital contribution with a corresponding charge to the appropriate expense. See SAB Topic 1:B(1) and 5:T.

Certain Relationships and Related Transactions, page 28
33. Expand this section to indicate whether any transactions with related parties were on terms at least as favorable to the company as would be available from unrelated parties.
Plan of Distribution, page 28
34. We note you indicate there is currently no market for your securities and a market may never develop. Please also indicate that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
35. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.


Selling Stockholders, page 30
36. Please disclose the beneficial owner or owners who have the ultimate voting or investment control over the shares held by each stockholder in this section. Include similar information or a cross reference for Piranha Investment Corporation on page 27. In addition, disclose or advise whether there is any relationship by Morgan Bunka, Chris Dougans, Irene Dougans and Valerie Dougans to Chris Bunka.
37. Delete the last paragraph in this section. See Item 512 of Regulation S-B.
Interests of Named Counsel and Experts, page 32
38. In accordance with Item 509 of Regulation S-B, please include a reference to KGE Management Ltd., the geological consultant, whose agreement with you is filed as exhibit 10.4.

Financial Statements, page 34
39. Throughout the document there are references to Financial Statement Note numbers. For example Note 3 is referenced several times in the Financial Statements. The actual Note numbers appear to be missing from the text of the document. Please revise to include the actual numbers.
40. Please update the Financial Statements and Notes with regards to Regulation S-B Item 310(g). The financials became stale as of Jan 13, 2006, 135 days after August 31, 2005.
41. Please advise us as to the line item on the Statement of Operations where rent for your office space, Suite 500 - 625 Howe Street, Vancouver, British Columbia V6C 2T6, is captured.

Item 25, Other Expenses of Issuance and Distribution, page 37
42. Please explain the difference between the $40,000 estimated legal cost versus the legal expense captured in your Statement of Operations of $20,208. We noted that the accounting fees were the same amounts.

Exhibits, page 39
43. Please remove the technical report attached as Exhibit 10.0.
Industry Guide 7 specifically prohibits technical studies being attached to registration statements.

Undertakings, page 41
44. Please revise to include the undertakings required by Items
512(a)(4) and 512(g) of Regulation S-B.

Signatures, page 42
45. The registration statement also needs to be signed by the company`s controller or principal accounting officer.


* * * *	*


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, or me at (202) 551-3720 with any other questions.


Sincerely,



	H. Christopher Owings
Assistant Director

Cc:	David K. Fraser, Esq.
	Fax:  (604) 669-5791






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Dr. Gerald Carlson, President
Golden Aria Corp.
February 3, 2006
Page 1